UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):  December 19, 2016

MED-X, INC.

(Exact name of registrant as specified in its charter)

Nevada	46-5473113
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 1. Fundamental Changes.

Termination of Engagement Letter.  On December 19, 2016, the Company received a letter from Boustead Securities (formerly Monarch Bay Securities, LLC) terminating its Engagement Letter, dated July 27, 2016 (subsequently amended and restated on September 14, 2016 with signatures pending), with the Company pursuant to which, upon certain events, Boustead would act as an exclusive placement agent for the Company in connection with an offering of securities to be made under Tier 2 of Regulation A+.  The termination notice cited the late filing of our 2015 Annual Report on Form 1-K causing the temporary suspension by the Securities and Exchange Commission ("SEC") of the exemption of the Company's Regulation A+ offering (see below), which suspension remains in effect.

Item 9. Other Events

Temporary Suspension Order.  The Company received a certified letter on September 22, 2016, dated September 16, 2016, from the SEC.  The letter issued an Order Temporarily Suspending Exemption of the Company's Regulation A+ Offering due to the Company not filing its 2015 Annual Report on Form 1-K by April 30, 2016.  On September 19, 2016, the Company filed its 2015 Annual Report on Form 1-K and 2016 Semiannual Report on Form 1-SA with the SEC.  The Company has requested the suspension be lifted and the offering be reinstated as the appropriate filings have been made by us and received by the SEC.  The Company has requested a hearing with the SEC to have the temporary suspension order vacated.  The hearing is scheduled for January 10 and January 25, 2016 in Washington D.C.  There is no assurance that the Company will prevail in the hearing and have the order vacated.

Private Placement.  The Company is conducting a small private placement of its common stock at $0.60 per share only to prospective investors with whom it has a pre-existing business relationship and who are "accredited investors."  The private placement is being made pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "Act").  As of December 21, 2016, the Company had sold 555,333 shares of its common stock in the offering, raising $333,200 of capital.  No offers or sales will be made in reliance on Rule 506 of Regulation D of the Act.

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.

(Exact name of issuer as specified in its charter)

Date: December 22, 2016

/s/ Matthew Mills

Matthew Mills, President